August 22, 2008	Rikard D. Lundberg Attorney at Law 303.223.1232 tel 303.223.8032 fax rlundberg@bhfs.com

Ms. Pamela Long
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

RE:	China Energy Recovery, Inc. (the "Company")
Amendment No. 2 to Registration Statement on Form S-1 (the "Registration Statement")
Filed July 31, 2008
File No. 333-150659

Dear Ms. Long:

In response to your letter to Mr. Qinghuan Wu dated August 20, 2008 and on behalf of the Company, we provide the following responses to the comments contained in your letter. We are also filing Amendment No. 3 to the Registration Statement simultaneously herewith. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

General

1.	Please provide updated financial statements and related disclosures for the period ended June 30, 2008.

The Company has revised the Registration Statement accordingly. Also, pursuant to the Commission's prior directions, the Company has deleted the consolidated financial statements of China Energy Recovery, Inc., formerly MMA Media Inc. (a development stage company), for the years ended December 31, 2007 and 2006, the consolidated financial statements of China Energy Recovery, Inc., formerly MMA Media Inc. (a development stage company), for the periods ended March 31, 2008 and December 31, 2007, the consolidated financial statements of Poise Profit International Limited and subsidiaries for the periods ended March 31, 2008 and December 31, 2007, and the unaudited pro forma financial statements of China Energy Recovery, Inc. and subsidiaries.

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432	303.223.1100 tel
Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1111 fax

Ms. Pamela Long
August 22, 2008

The Offering, page 2

2.
In footnote 1, it appears that the figures listed do not add up to the total number of shares of common stock being offered. Specifically, it appears that the number of shares listed in subpart (d) is incorrect. Please revise accordingly.

The Company has corrected the number of shares set forth in subpart (d).

Risk Factors, page 2

3.
In your Form 10-Q for the period ended June 30, 2008, we note that your management identified several significant deficiencies. Please include a risk factor in this section disclosing the nature of these significant deficiencies.

The Company has revised a risk factor on page 11 of the Registration Statement to disclose the nature of these deficiencies.

Non-Operating Income, page 21

4.
We note your response to comment 8 in our letter dated July 11, 2008. Please revise your disclosure to discuss your consideration of a vendor's rights under the Civil Law of China and the necessary legal procedures.

The Company has revised its disclosure under the caption "Non-Operating Income" in Management's Discussion and Analysis of Financial Condition and Results of Operations accordingly.

Executive Compensation, page 38

5.
We note your disclosure regarding your consulting agreement with Richard Liu on page 39. Please disclose the achievement thresholds Mr. Lui must meet to achieve the one-time cash bonus of up to 100,000 Renminbi. See Item 402(o)(1) of Regulation S-K.

The Company has revised its disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 39

6.	There appears to be a discrepancy between the number of shares attributed to Adam Roseman in the chart and the total number of shares listed in footnote 5. Please revise accordingly.

The Company has revised the disclosure to correct the discrepancy.

Note 9, Deferred Revenue, page FFF-16

7.
We note your response to comment 15 in our letter dated July 11, 2008. Please revise to disclose how you are accounting for the expense associated with serving your warranty and to provide a comprehensive discussion of the terms of your warranty period. Your revisions can be similar to the response you provided.

Ms. Pamela Long
August 22, 2008

The Company has added the requested disclosure in Note 9 - Deferred Revenue.

Recent Sales of Unregistered Securities, page II-2

8.
We note your disclosure regarding the shares of Series A Convertible Preferred Stock and warrants issued to RMK Emerging Markets, LLC in connection with the closing of the Financing. Please clarify whether you issued 587,384 shares of the Series A Convertible Preferred Stock or 1,174,769, as disclosed on page 41.

The Company issued 587,384 shares of its Series A Convertible Preferred Stock to RMK Emerging Markets, LLC on a post-1-for-2 stock split basis, which is equal to 1,174,769 shares on a pre-1-for-2 stock split basis. The Company has revised the Registration Statement to present the number of shares of its Series A Convertible Preferred Stock issued to RMK Emerging Markets, LLC on a post-1-for-2 stock split basis.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Sincerely,

/s/ Rikard Lundberg

Rikard Lundberg